Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at March 31, 2005.

($ in millions)
Retained earnings at April 1, 2004	$390.1
Net income for the period	251.7
Goodwill amortization	—
Dividends declared - common	(193.3)
Dividends declared - preferred	(2.1)
Transfer of subsidiary	—

Retained earnings at March 31, 2005	$446.4